SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

Cresud S.A.C.I.F. and A

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipolito Yrigiyen 440, 3rd Floor, (1001)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ✓         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ✓

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on March 31, 2003 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD S.A.C.I.F. AND A

By:	/s/ SAÚL ZANG
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: May 19, 2003

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Financial Statements

as at March 31, 2003 and 2002

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Index

Presentation

Unaudited Consolidated Balance Sheet

Unaudited Consolidated Statements of Income

Unaudited Consolidated Statements of Cash Flows

Unaudited Notes to the Consolidated Financial Statements

Unaudited Consolidated Schedules

Unaudited Balance Sheet

Unaudited Income Statement

Unaudited Statement of Changes in Shareholders’ Equity

Unaudited Statement of Cash Flows

Unaudited Notes to the Financial Statements

Unaudited Schedules

Additional Information to the Notes to the Unaudited Financial Statements required by section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Business Highlights

Limited Review Report

Name of the Company:	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal Address:	Hipólito Yrigoyen Avenue 440, 3rd Floor, Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture and livestock and real-estate

Financial statements for the period ended March 31, 2003

presented in comparative form with the same period ended March 31, 2002

Financial year Nº 68 started on July 1, 2002

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19,1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 3.f.1

CAPITAL STATUS ( Note 4 )
SHARES
Type of stock	Authorized Pesos	Subscribed pesos	Paid-in pesos
Ordinary certified shares of $1 face value and 1 vote each	124,646,902	124,646,902	124,646,902

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet at March 31, 2003 and 2002

	March 31, 2003 (Notes 1, 2, 3 and 4) Pesos	March 31, 2002 (Notes 1, 2, 3 and 4) Pesos		March 31, 2003 (Notes 1, 2, 3 and 4) Pesos	March 31, 2002 (Notes 1, 2, 3 and 4) Pesos
ASSETS			LIABILITIES
Current Assets			Current Liabilities
Cash and banks (Note 5.a.)	6.338.347	2.566.596	Trade accounts payable (Note 5.f.)	12.930.771	15.063.307
Investments (Note 5.b.)	30.317.596	797.529	Bank loans (Note 5.g.)	7.709.335	27.288.487
Trade accounts receivable (Note 5.c.)	11.671.649	28.138.993	Salaries and social security payable (Note 5.h.)	388.704	430.665
Other receivables and prepaid expenses (Note 5.d.)	3.992.270	11.683.127	Taxes payable (Note 5.i.)	1.133.048	954.517
Inventories (Note 5.e.)	31.883.750	31.545.173	Other (Note 5.j.)	9.547.921	12,509.691

Total current assets	84.203.612	74.731.418	Total current liabilities	31.709.779	56,246.667

			Non-current liabilities
Non-current assets			Bank loans (Note 5.g.)	148.451.430	—
Other receivables and prepaid expenses (Note 5.d.)	703.227	2.416.746	Taxes payable (Note 5.i.)	1.993	2.934
Inventories (Note 5.e.)	38.384.887	37.824.822	Other (Note 5.j.)	19.084.903	12.454.988
Investments (Note 5.b.)	334.160.693	127.906.442	Total non-current liabilities	167.538.326	12.457.922
Fixed assets, net (Schedule A)	127.419.824	159.958.580	Subtotal	199.248.105	68.704.589
Intangible assets (Schedule B)	3.572.027	3.103.305	Minority interest	254.380	278.238

Total non-current assets	504.240.658	331.209.895	SHAREHOLDERS’ EQUITY	388.941.785	336.958.486

Total Assets	588.444.270	405.941.313	Total Liabilities and Shareholders' Equity	588.444.270	405.941.313

The accompanying notes are an integral part of these complementary information

4

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Income

For the periods ended March 31, 2003 and 2002

	March 31, 2003 (Notes 1, 2, 3 and 4) Pesos	March 31, 2002 (Notes 1, 2, 3 and 4) Pesos
Sales
Crops	37.905.971	31.607.482
Beef cattle	11.414.198	20.130.678
Milk	1.657.986	1.846.740
Others	563.042	1.666.098

	51.541.197	55.250.998
Less: Gross sales tax	(437.755)	(374.610)

Total Net Sales	51.103.442	54.876.388

Cost of sales (Schedule F)
Crops	(30.507.177)	(18.433.727)
Beef cattle	(3.132.233)	(14.498.856)
Milk	(1.051.444)	(2.457.282)
Others	(953.137)	(1.744.877)

Total cost of sales	(35.643.991)	(37.134.742)

Gross income	15.459.451	17.741.646

Selling expenses (Schedule H)	(2.836.271)	(6.388.449)

Administrative expenses (Schedule H)	(2.848.558)	(5.116.669)

Gain from fixed assets sales	8.234	4.413.183

Gain (loss) from inventory holdings (Schedule F)	12.629.645	(11.485.966)

Operating income (loss)	22.412.501	(836.255)
Financial results (Note 5.k.)
Financial loss generated by assets	(45.000.923)	(44.813.617)
Financial gain (loss) generated by liabilities	27.950.843	(1.978.842)
Other expenses, net:
Donations	(2.199.288)	—
Others	(206.221)	(349.059)
Gain (loss) from related companies	50.190.298	(79.047)
Management fees	(4.887.308)	—

Income (loss) before income tax	48.259.902	(48.056.820)
Income tax expense	(4.450.506)	(1.386.034)
Minority interest	176.376	255.489

Net Income (loss) for the period	43.985.772	(49.187.365)

The accompanying notes are an integral part of these complementary information.

5

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Cash Flows

For the periods ended March 31, 2003 and 2002

	March 31, 2003 (Notes 1, 2 and 3) Pesos	March 31, 2002 (Notes 1, 2 and 3) Pesos
Funds provided by (applied to) ordinary operations
Net income/loss for the period	43.985.772	(49.187.365)

Adjustments to reconcile net income with net funds provided by (applied to) operations
Results of investments in related companies	(50.190.298)	79.047
Minority interest	(176.376)	(255.489)
Increase in allowances and provisions	7.938.353	5.065.878
Amortization and depreciation	2.687.674	2.907.374
Inventory holding results	(12.629.645)	11.485.966
Financial results	6.469.786	34.680.163
Income tax	4.183.853	1.386.034
Proceeds of the sale of fixed assets	(8.234)	(4.413.183)
Changes in assets and liabilities
Decrease in current investments	2.258	9.842.933
Decrease (increase) in trade accounts receivable	5.416.760	(21.358.026)
Decrease in other receivables and prepaid expenses	2.601.935	11.905.755
Decrease in inventories	9.882.447	2.917.451
Decrease in social security contributions and taxes payable	(9.960.165)	(963.952)
Increase in trade accounts payable	594.834	2.366.935
Increase in interest payable	5.752.819	2.116.568
Dividends collected	774.157	316.361
(Decrease) increase in other liabilities	(3.442.566)	2.058.814

Net funds provided by operations	13.883.364	10.951.264

Net funds provided by (applied to) investment activities
Decrease in non-current investments	—	26.555.645
Increase in non-current investments	(192.969.903)	(43.278.751)
Acquisition and upgrading of fixed assets	(1.797.601)	(745.306)
Collection of receivables related to the sale of fixed assets	2.525.813	—
Sale of fixed assets	504.594	12.453.906
		—

Net funds applied to investment activities	(191.737.097)	(5.014.506)

Net funds provided by (applied to) financing activities
Dividends paid	—	(8.001.030)
Subscription of treasury stock	2.088.363	3.915
Increase in financial loans	170.059.240	34.831.713
(Decrease) in financial loans	(4.690.456)	(34.435.458)
Increase in intangible assets	(1.724.712)	—

Net funds provided by (applied to) financing activities	165.732.435	(7.600.860)

Net decrease in funds	(12.121.298)	(1.664.102)
Funds at beginning of the period	44.336.453	4.235.283
Funds at the end of the period	32.215.155	2.571.181

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the periods ended March 31, 2003 and 2002

NOTE 1: ARGENTINE ECONOMIC CONTEXT

Argentina’s current economic situation is highly sensitive, its main indicators being high levels of external indebtedness, a financial system in critical conditions, sovereign risk at unprecedented high levels and an economic recession that has been going on for over 5 years. This situation has brought about a major fall in the demand for goods and services, a significant increase in unemployment and a deterioration in the Argentine Government’s ability to honor its commitments: at the end of fiscal 2001, Argentina announced that it would default on the services of the public debt. In late April 2003 presidential elections were held, and the new government will be inaugurated in late May 2003.

In response to the economic crisis, in December 2001, the Government restricted the free availability and circulation of cash as well as remittances abroad. Starting January 2002, laws were enacted, decrees issued and regulations imposed that dramatically changed the economic model in force until that time. These changes included the flotation of the exchange rate, which led to a significant devaluation of the Argentine Peso in the first months of fiscal 2002, the re-denomination into Pesos of certain assets and liabilities denominated in foreign currency and held in Argentina and the resulting increase in domestic prices.

Impact on the Company’s economic situation

Following the devaluation of the Argentine Peso and the increase in the profitability of the agricultural-livestock business, the demand for land has begun to increase, which led to a considerable rise in US Dollar prices, which are now at levels comparable to those prior to the Argentine crisis. Given this scenario, the Company’s Board of Directors will be in a position to identify market opportunities for purchases and sales of land.

The evolution of the economic crisis may require the Government to modify some of the measures already taken or to issue additional regulations. Therefore, the Company’s financial statements must be read in the light of these circumstances.

NOTE 2: BASIS OF PRESENTATION

As a consequence of the application of General Resolution No. 368/2001 of the Argentine Securities and Exchange Commission, which requires that the Consolidated Financial Statements be presented as established by Technical Pronouncement No. 4 of the Argentine Federation of Professional Councils in Economic Sciences, the Balance Sheet as of March 31, 2003 and 2002 and the Income Statements and the Statements of Cash Flows for the fiscal periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares.

The Financial Statements of the Subsidiary Companies Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. as of March 31, 2003 and 2002 have been used to determine the proportional equity value and carry out the consolidation. For purposes of comparability, reclassifications have been made on the information at March 31, 2002 to show it on a basis consistent with that for the current period.

These Financial Statements and the corresponding notes and schedules are prepared in Argentine Pesos.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	PERCENTAGE OF VOTING SHARES OWNED

Inversiones Ganaderas S.A.	99.99

Futuros y Opciones.Com S.A.	70.00

NOTE 4: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 3 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 3 of the individual financial statements.

The most significant valuation criteria used for the preparation of the Financial Statements of the Subsidiary Companies not detailed in the valuation criteria of the Parent Company were as follows:

Intangible Assets – Development expenditures

This line corresponds to website organization and development expenses incurred through March 31, 2001. These expenses are amortized by the straight-line method over thirty nine months as from April 1, 2001, and have been restated into period-end currency.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: Details of consolidated balance sheet and consolidated income statement accounts

a. Cash and banks

	March 31,
	2003 Pesos	2002 Pesos
Cash	104.972	196.533
Foreign currency (Schedule G)	170.847	9.786
Patacones currency	430	3.406
Lecop currency	235	6.440
Local currency checking account	2.686.641	1.525.540
Patacones currency checking account	28.862	29.681
Lecop currency checking account	38.380	259.735
Foreign currency checking account (Schedule G)	3.124.664	18.166
Local currency saving account	16.495	47.507
Checks to be deposited	166.821	449.546
Patacones checks to be deposited	—	20.256

	6.338.347	2.566.596

b. Investments

	March 31,
	2003 Pesos	2002 Pesos
Current
Schedule C	30.317.596	797.529

	30.317.596	797.529

Non-Current
Schedule C	334.160.693	127.906.442

	334.160.693	127.906.442

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: (Continued)

c. Trade accounts receivable

	March 31,
	2003 Pesos	2002 Pesos
Current
Accounts receivable in local currency	3.259.392	16.583.188
Accounts receivable in foreign currency (Schedule G)	9.034.498	12.738.626
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	13.269	8.270
IRSA Inversiones y Representaciones Sociedad Anónima	—	126.464
Less:
Provision for defaulting debtors	(635.510)	(1.317.555)

	11.671.649	28.138.993

d. Other receivables and prepaid expenses

	March 31,
	2003 Pesos	2002 Pesos
Current

Secured by mortgage and under legal proceedings (Schedule G)	514.250	3.094.696
Tax on Minimum Hypothetical Income	127.560	2.947.062
Guarantee deposits (Schedule G)	517.398	2.743.552
Tax credits	267.180	653.539
Surety bonds received	470.709	624.464
Prepaid expenses	344.868	334.639
Prepaid leases	63.580	371.426
Advances to suppliers	—	5.629
Other (Schedule G)	353.409	552.332
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1.333.318	355.788

	3.992.272	11.683.127

Non-current
Secured by mortgage	501.834	1.843.248
Prepaid leases	176.447	176.457
Tax on Minimum Hypothetical Income	24.946	238.245
Other (Schedule G)	—	158.796

	703.227	2.416.746

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: (Continued)

e. Inventories

	March 31,
	2003 Pesos	2002 Pesos
Current
Livestock	15.671.028	8.503.998
Crops	4.545.133	4.565.557
Unharvested crops	6.769.137	12.575.101
Seeds and fodder	1.935.787	1.208.515
Materials and others	1.647.443	3.258.561
Advances to suppliers	1.315.222	1.433.441

	31.883.750	31.545.173

Non-Current
Livestock	38.384.887	37.824.822

	38.384.887	37.824.822

f. Trade accounts payable

	March 31,
	2003 Pesos	2002 Pesos
Current
Suppliers in local currency	3.561.527	6.948.814
Suppliers in foreign currency (Schedule G)	9.222.930	7.068.534
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	146.314	147.905
IRSA Inversiones y Representaciones Sociedad Anónima		91.520
Notes (Schedule G)	—	806.534

	12.930.771	15.063.307

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: (Continued)

g. Loans

	March 31,
	2003 Pesos	2002 Pesos
Current
Local financial loans	3.189.814	25.306.911
Foreign financial loans (Schedule G)	—	1.981.576
Convertible Bonds 2007 Interest payable (Schedule G)	4.519.521	—

	7.709.335	27.288.487

Non Current
Convertible Bonds 2007 (Schedule G)	148.451.430	—

	148.451.430	—

h. Salaries and social security payable

	March 31,
	2003 Pesos	2002 Pesos
Current
Salaries payable	285.561	190.114
Social security administration	87.994	52.010
Health care scheme	5.051	164.538
Other	10.098	24.003

	388.704	430.665

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: (Continued)

i. Taxes payable

	March 31,
	2003 Pesos	2002 Pesos
Current
Accrual for income tax	4.183.853	—
Advances to Income tax	(2.951.103)	—
Tax on Minimum Hypothetical Income	2.284	2.012
Value added tax	(219.336)	621.309
Property tax payable	161.978	290.431
Taxes withheld for income tax	87.752	24.175
Sales tax payable	37.487	9.608
Taxes withheld-Gross sales tax payable	(109.024)	3.481
Taxes withheld-Value added tax payable	(68.466)	—
Other	7.623	3.501

	1.133.048	954.517

Non-current
Tax on Minimum Hypothetical Income	1.993	2.934

	1.993	2.934

j. Other

	March 31,
	2003 Pesos	2002 Pesos

Current
Accrual for other expenses (Schedule G)	3.260.361	7.789.893
Advances received (Schedule G)	—	3.713.715
IRSA negative goodwill	1.004.469	655.528
Accrual for Directors’ Fees	67.412	344.490
Advances to Directors	(36.740)	(227.271)
Accrual for cereal expenses	203.359	178.303
Accrual for Management fees (Note 7)	4.914.864	45.853
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.( Schedule G)	—	9.180
Mutuo con accionistas minoritarios FyO	134.196	—

	9.547.921	12.509.691

Non-current
IRSA negative goodwill	19.084.903	12.454.988

	19.084.903	12.454.988

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: (Continued)

k. Financial results

	March 31,
	2003 Pesos	2002 Pesos
Generated by assets:
Exchange differences and discounts	(45.392.085)	6.395.494
Interest income	814.263	547.293
Reference stabilization index (CER)	489.131	211.167
Banks expenses	(444)	(18.896)
Tax on debts and credits	(657.838)	(470.746)
Holding results	(2.640.590)	(1.721.741)
Inflation adjustment	(2.092.148)	(4.657.496)
Holding results and operations of stocks and bonds	4.478.788	(45.098.692)

	(45.000.923)	(44.813.617)

	March 31,
	2003 Pesos	2002 Pesos
Generated by liabilities:
Holding results	1.286.969	7.910.413
Inflation adjustment	2.422.512	3.621.758
Reference stabilization index (CER)	(473.717)	(940.493)
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	—	(460.928)
Other	(5.525.086)	(2.240.832)
Exchange differences and discounts	30.240.165	(9.868.760)

	27.950.843	(1.978.842)

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 6:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current investments		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Bank loans		Salaries payable and social security payable		Taxes payable		Other liabilities
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
4th quarter 2003/2002 financial period	—	—	11,669.649	27,900.171	1,520.829	6,373.062	12,878.487	14,971.764	7,709.335	27,288.487	379.626	429.911	789.560	943.040	8,409.256	11,854.163
1st quarter 2004/2003 financial period	4,357.055	—	2.000	—	—	5.786	—	—	—	—	9.078	—	329.124	—	—	—
2nd quarter 2004/2003 financial period	—	—	—	—	127.560	79.486	—	—	—	—	—	—	—	—	—	—
3rd quarter 2004/2003 financial period	—	—	—	—	501.836	664.693	—	—	—	—	—	—	—	—	—	—
4th quarter 2004/2003 financial period	—	—	—	—	24.945	238.245	—	—	—	—	—	—	1.993	2.934	—	—
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial period	—	—	—	—	—	93.175	—	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	501.836	582.400	—	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	88.849	—	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	582.400	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	495.884	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	143,114.941	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	—	—	—	—	—	—	—	—	148,451.430	—	—	—	—	—	—	—
4th quarter 2008/2007 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	238.822	—	—	—	—	—	—	—	754	14.264	11.477	—	—
With no stated term	25,960.541	797.529	—	—	2,018.493	4,895.353	52.284	23	—	—	—	—	—	—	134.196	—

Total	173,432.537	797.529	11,671.649	28,138.993	4,695.499	14,099.873	12,930.771	14,971.787	156,160.765	27,288.487	388.704	430.665	1,135.041	957.451	8,543.452	11,854.163

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Current investments		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Bank loans		Salaries payable and social security payable		Taxes payable		Other liabilities
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
At fixed interest rate	143,114.941		—	—	1,299.844	2,981.059	—	—	151,320.476	27,158.941	—	—	—	—	—	—
At variable interest rate	25,960.541	797.529	—	—	475.331	2,705.107	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	4,357.055	—	11,671.549	28,138.993	2,920.324	8,413.707	12,930.771	14,971.787	4,840.289	129.546	388.704	430,665	1,135,041	957,451	8,543,452	11,854,163

Total	173,432.537	797.529	11,671.549	28,138.993	4,695.499	14,099.873	12,930.771	14,971.787	156,160.765	27,288.487	388.704	430,665	1,135,041	957,451	8,543,452	11,854,163

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Fixed Assets

For the periods ended March 31, 2003 and 2002

(Notes 1,2,3 and 4)

Schedule A

Principal Account	Value at the beginning of the period Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period Pesos	Depreciation					Net carrying value at March 31, 2003 Pesos	Net carrying value at March 31, 2002 Pesos
					Rate %	Accumulated at the beginning of the period Pesos	Decrease of the period Pesos	Current period	Accumulated at the end of period Pesos
								Amount Pesos
Real estate	101,683.376	—	—	101,683.376	—	—	—	—	—	101,683.376	128,667.853
Wire fences	5,549.228	—	—	5,549.228	3	1,198.686	—	129.539	1,328.225	4,221.003	4,108.381
Watering troughs	3,695.094	3.005	—	3,698.099	3	694.049	—	134.225	828.274	2,859.825	3,415.688
Alfalfa fields and meadows	2,964.707	—	—	2,964.707	13-25-50	1,869.007	—	278.844	2,147.851	816.856	1,465.011
Bindings and constructions	5,816.197	46.138	—	5,862.335	2	1,849.158	—	76.707	1,925.865	3,936.470	4,746.633
Machinery	11,337.850	46.810	1,434.014	9,950.646	10	6,206.029	958.597	674.354	5,921.786	4,028.860	6,691.713
Vehicles	1,114.834	142.432	158.460	1,098.806	20	741.146	148.658	132.629	725.117	373.689	430.292
Tools	187.883	15.773	17.356	186.300	10	105.966	8.786	11.011	108.191	78.109	84.847
Furniture and equipment	1,085.600	9.605	1.076	1,094.129	10	614.213	646	65.896	679.463	414.666	1,267.228
Breeding livestock	398.797	—	—	398.797	20	397.040	—	1.318	398.358	439	21.329
Corral and leading lanes	580.122	22.675	—	602.797	3	89.615	—	14.760	104.375	498.422	489.724
Roads	1,358.228	—	—	1,358.228	10	592.397	—	93.190	685.587	672.641	657.089
Facilities	5,755.862	8.325	—	5,764.187	10-20-33	2,219.731	—	452.207	2,671.938	3,092.249	4,501.436
Computer equipment	1,131.275	19.782	10.704	1,140.353	10	816.031	8.563	101.512	908.980	231.373	—
Planes	10.444	—	—	10.444	0	10.444	—	—	10.444	—	—
Silo plants	1,050.811	—	—	1,050.811	2	189.642	—	42.871	232.513	818.298	1,054.538
Constructions in progress	1,987.107	1,526.148	—	3,513.255	—	—	—	—	—	3,513.255	2,263.636
Advances to suppliers	118.048	52.245	—	170.293	—	—	—	—	—	170.293	93.182

Total at March 31, 2003	145,825.463	1,892.938	1,621.610	146,096.791		17,593.154	1,125.250	2,209.063	18,676.967	127,419.824	—

Total at March 31, 2002	187,096.940	1,014.356	8,868.353	179,242.943		17,620.684	827.630	2,491.309	19,284.363	—	1,59,958.580

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Intangible Assets

For the periods ended March 31, 2003 and 2002

(Notes 1,2,3 and 4)

Schedule B

Principal Account	Value at the beginning of the period Pesos	Additions and/or transfers Pesos	Value at the end of period Pesos	Amortization					Net carrying value at March 31, 2003 Pesos	Net carrying value at March 31, 2002 Pesos
				Accumulated at the beginning of the period Pesos	Current period			Accumulated at the end of period Pesos
					Rate %	Amount Pesos
Real estate	101,683.376	—	101,683.376	—	—	—		—	101,683.376	128,667.853
Futuros y Opciones Com S A Goodwill	3,298.380	—	3,298.380	1,319.350	20.00	494.757	(1)	1,814.107	1,484.273	2,144.067
Payment of expenses related with Convertible Bonds 2007-IRSA	—	1,724.712	1,724.712	—	20.00	126.019	(2)	126.019	1,598.693	940.298
Development expenditures	1,410.369	—	1,410.369	587.654	33.33	352.592	(3)	940.246	470.123	18.940
Brands and patents	18.938	—	18.938	—		—		—	18.938	—

Total at March 31, 2003	4,727.687	1,724.712	6,452 399	1,907.004		973.368		2,880.372	3,572.027	—

Total at March 31 2002	4,727.950	—	4,727 950	777.250		847.395		1,624.645	—	3,103.305

(1)	The amortization of the period is included in loss from related companies, in the Consolidated Statements of Income
(2)	The amortization of the period is included in loss from financial results, in the Consolidated Statements of Income
(3)	The destiny of the amortization of the period is included in the Consolidate Schedule H.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Investments

For the periods ended March 31, 2003 and 2002

(Notes 1,2,3 and 4)

Schedule C

Type and characteristics of the securities	Amount	Value at March 31, 2003 Pesos	Value at March 31, 2002 Pesos	Market value	INFORMATION ON THE ISSUER
					Principal activity	Latest financial statements
						Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
Deutsche Dollar Fund	8,505.109	24,494.713		2,880000
ABN AM RO en dólares	133.078	295.966		2,224004
Fondo plazo fijo Banco Rio en dólares	1.778	3.903	4.584	2,195163
Fondo Letes Banco Francés		—	1.769
Fondo Letes Banco Rio		—	4.936

		24,794.582	11.289

Notes and Convertible Bonds
ON Convertibles 2007 – IRSA		4,357.055	—
Bonos Global 2010	110.000	79.200	—	0,720000
Bocon Pro 1	157.647	630	786.240	0,003996
Certificado de crédito fiscal	6.129	6.129	—

		4,443.014	786.240

Local financial loans		1,080.000	—

		1,080.000	—

Total current investments		30,317.596	797.529

Non-current investments
Related companies Law 19,550. Article 33
AGRO-URANGA S.A.				unlisted	Agricultural and livestock	2,500.000	6,181.117	15,522.125
Shares	893.069	5,411.499	4,714.127
Contribution on account of future subscriptions of shares		7.865	7.864
Higher value of property		11,179.150	11,049.406

		16,598.514	15,771.397

CACTUS ARGENTINA S.A.				unlisted	Exploitation and administration of agricultural and beef cattle products	1,300.000	315.297	5,465.487
Shares	650.000	597.050	248.394
Contribution on account of future subscriptions of shares		2,135.693	1,744.280

		2,732.743	1,992.674

IRSA Inversiones y Representaciones S.A.
Shares	50,907.163	171,693.779	110,126.675	listed	Real state	212,000.000	197,628.000	715,007.000

		171,693.779	110,126.675

	Subtotal	191,025.036	127,890.746

Others
Convertible Bonds 2007 – IRSA	49,692.688	143,114.941	—

		143,114.941	—

Coprolán		20.716	15.696	unlisted		—	—	—

		20.716	15.696

Total non-current investments		334,160.693	127,906.442

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Allowances and provisions

For the periods ended March 31, 2003 and 2002

(Notes 1, 2, 3 and 4)

Schedule E

Item	Opening balances Pesos	Increases (1) Pesos	Decreases Pesos	Inflation adjustment Pesos	Value at March 31, 2003 Pesos	Value at March 31, 2002 Pesos

Deducted from asset
Defaulting debtors	802.934	—	(79.996)	(87.428)	635.510	1.317.555
Total at March 31, 2003	802.934	—	(79.996)	(87.428)	635.510
Total at March 31, 2002	1.185.770	131.785	—	—	—	1.317.555

(1)	The accounting appropriation is included in Schedule H

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Cost of sales

For the periods ended March 31, 2003 and 2002

(Notes 1,2,3 and 4)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	March 31, 2003 Pesos	March 31, 2002 Pesos	March 31, 2003 Pesos	March 31, 2002 Pesos	March 31, 2003 Pesos	March 31, 2002 Pesos	March 31, 2003 Pesos	March 31, 2002 Pesos	March 31, 2003 Pesos		March 31, 2002 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	35,445.265	62,444.184	1,467.561	4,296.508	—	—	36,912.826		66,740.692
Crops	25,222.406	12,399.131	—	—	—	—	—	—	25,222.406		12,399.131
Unharvested crops	835.288	1,543.254	—	—	—	—	—	—	835.288		1,543.254
Seeds and fodder	—	—	291.033	247.836	115.435	192.240	—	—	406.468		440.076
Materials	2,749.377	2,331.118	30.356	12.320	51.732	15.602	293.378	469.185	3,124.843		2,828.225

	28,807.071	16,273.503	35,766.654	62,704.340	1,634.728	4,504.350	293.378	469.185		66,501.831		83,951.378
Holding results	—	2,881.486	12,049.596	(13,228.707)	580.049	(1,089.823)	—	(48.922)		12,629.645		(11,485.966)
Commodities market results	(1,030.395)	(559.407)	—	—	—	—	—	—		(1,030.395)		(559.407)
Transfer of Inventories to expenses	(93.181)	(125.535)	(53.118)	(19.309)	—	—	—	—		(146.299)		(144.844)
Transfer of Inventories to fixed assets	(94.143)	(237.949)		(6.530)	—	—	(1.194)	(24.571)		(95.337)		(269.050)
Transfer of Unharvested crops to expenses	(8,045.390)	(8,721.660)	(334.275)	(1,372.798)	(151.687)	(168.106)	(345.260)	(235.501)		(8,876.612)		(10,498.065)
Recovery of Inventories	—		253.456	545.562	(253.456)	(545.562)	—	—		—		—
Purchases	14,062.444	18,534.351	2,583.604	863.629	5.726	208.567	444.766	555.757		17,096.540		20,162.304
Operating expenses (Schedule H)	11,287.278	11,033.070	5,290.934	9,311.821	1,078.529	2,187.860	861.293	1,382.195		18,518.034		23,914.946
Less: Inventories at the end of the period
Beef cattle	—	—	(52,289.855)	(43,779.825)	(1,766.060)	(2,548.995)	—	—	(54,055.915)		(46,328.820)
Crops	(4,545.133)	(4,565.557)	—	—	—	—	—	—	(4,545.133)		(4,565.557)
Unharvested crops	(6,769.137)	(12,575.101)	—	—	—	—	—	—	(6,769.137)		(12,575.101)
Seeds and fodder	(1,759.000)	(619.236)	(134.763)	(509.905)	(42.024)	(79.374)	—	—	(1,935.787)		(1,208.516)
Materials	(1,313.237)	(2,884.238)	—	(9.422)	(34.360)	(11.635)	(299.846)	(353.266)	(1,647.443)	68,953.415)	(3,258.561)	(67,936.554)

Cost of Sales	30,507.177	18,433.727	3,132.233	14,498.856	1,051.445	2,457.282	953.137	1,744.877		35,643.992		37,134.742

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Foreign currency assets and liabilities

For the periods ended March 31, 2003 and 2002

(Notes 1, 2, 3 and 4)

Schedule G

	March 31, 2003				March 31, 2002
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Asset
Cash and banks	US$	1.144.275	2,880	3.295.511	US$	5.792	27.952
Investments:
Mutual funds	US$	8.609.230	2,880	24.794.582	US$	—	—
Convertible Bonds 2007 – IRSA	US$	1.512.866	2,880	4.357.055	US$	—	—
Trade accounts receivable
Accounts receivable	US$	3.136.978	2,880	9.034.498	US$	2.639.801	12.738.626
Other receivables and prepaid expenses:
Secured by mortgages	US$	—		—	US$	5.691	27.461
Guarantee deposits	US$	179.652	2,880	517.398	US$	568.541	2.743.552
Non-Current Asset
Investments:
Convertible Bonds 2007 – IRSA	US$	49.692.688	2,880	143.114.941	US$	—	—

Total Asset	US$	64.275.689		185.113.985	US$	3.219.825	15.537.591

Current liabilities
Trade payables:
Suppliers	US$	3.094.943	2,980	9.222.930	US$	1.415.972	7.068.534
Bank loans
Foreign financial loans	US$	—		—	US$	396.950	1.981.576
Convertible Bonds 2007	US$	1.516.618	2,980	4.519.521	US$	—	—
Other liabilities
Accrual for other expenses	US$	335.515	2,980	999.834	US$	853.473	4.260.536
Non-current liabilities
Bank loans
Convertible Bonds 2007	US$	49.815.916	2,980	148.451.430		—	—

Total Liabilities	US$	54.762.992		163.193.715	US$	2.666.395	13.310.646

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Information submitted in compliance with Section 64, subsection B of Law N° 19,550

For the periods ended March 31, 2003 and 2002

(Notes 1,2,3 and 4)

Schedule H

Items	Total March 31, 2003 Pesos	Operating Expenses					Expenses		Total March 31, 2002 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors fees	56.435	—	—	—	—	—	—	56.435	358.173
Fees and payments for services	800.169	407.102	267.538	104.157	14.914	20.493	—	393.067	1,363.052
Salaries and wages	2,976.451	1,580.093	464.912	784.267	113.046	217.868	18.832	1,377.526	5,965.914
Social security contributions	502.076	235.798	82.898	125.365	11.545	15.990	—	266.278	589.923
Taxes, rates and contributions	239.225	186.359	52.549	101.180	19.564	13.066	—	52.866	459.772
Office and administrative expenses	245.058	38.153	—	10.282	—	27.871	—	206.905	111.729
Bank commissions and expenses	40.286	30.211	4.525	6.976	390	18.320	—	10.075	39.465
Depreciation of fixed assets	2,209.063	2,089.961	1,113.130	792.453	114.178	70.200	—	119.102	2,491.309
Vehicle and traveling expenses	313.870	241.911	85.825	119.148	12.209	24.729	1.491	70.468	336.096
Spare parts and repairs	550.042	550.042	229.815	252.673	49.425	18.129	—	—	677.354
Insurance	269.637	30.279	14.929	13.968	1.366	16	—	239.358	95.720
Employee’s maintenance	105.478	80.638	21.774	53.070	5.794	—	—	24.840	228.600
Amortization of intangible assets	352.592	352.592	—	—	—	352.592	—	—	352.612
Livestock expenses	3,487.515	2,796.819	—	2,796.819	—	—	690.696	—	6,359.081
Dairy farm expenses	725.408	725.408	—	—	725.408	—	—	—	1,038.238
Agricultural expenses	10,723.504	8,647.595	8,647.595	—		—	2,075.909	—	12,903.956
Silo expenses	198.347	198.347	198.347	—		—	—	—	227.078
Coal expenses	33.568	12.649	—	—		12.649	20.919	—	700.815
Firewood expenses	11.717	6.939	—	—		6.939	4.778	—	129.492
FyO expenses	60.574	60.574	—	—		60.574	—	—	22.714
General expenses	270.210	246.564	103.441	130.576	10.690	1.857	23.646	—	837.186
Contributions and services	31.638	—	—	—		—	—	31.638	—
Defaulting debtors	—	—	—	—		—	—	—	131.785

Total at March 31, 2003	24,202.863	18,518.034	11,287.278	5,290.934	1,078.529	861.293	2,836.271	2,848.558	—

Total at March 31, 2002	—	23,914.946	11,033.070	9,311.821	2,187.860	1,382.195	6,388.449	5,116.669	35,420.064

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Balance Sheet as at March 31, 2003 and 2002

	March 31, 2003 (Notes 1, 2, and 3) Pesos	March 31, 2002 (Notes 1, 2, and 3) Pesos		March 31, 2003 (Notes 1, 2, and 3) Pesos	March 31, 2002 (Notess 1, 2, and 3) Pesos
ASSETS			LIABILITIES
Current Assets			Current Liabilities
Cash and banks (Note 8.a.)	6,038.924	2,101.634	Trade accounts payables (Note 8.f.)	12,870.822	15,037.924
Investments (Note 8.b.)	30,317.596	797.529	Bank loans (Note 8.g.)	7,701.737	27,288.487
Trade accounts receivable (Note 8.c.)	11,366.780	27,382.744	Salaries and social security payable (Note 8.h.)	356.497	401.580
Other receivables and prepaid expenses (Note 8.d.)	3,687.311	11,949.956	Taxes payable (Note 8.i.)	768.603	927.428
Inventories (Note 8.e.)	31,257.080	31,369.036	Other (Note 8.j.)	10,055.370	12,374.589

Total Current Assets	82,667.691	73,600.899	Total Current Liabilities	31,753.029	56,030.008

Non-Current Assets
Other receivables and prepaid expenses (Note 8. d.)	678.283	2,178.501	Non-Current Liabilities
Inventories (Note 8.e.)	35,161.443	34,622.971	Bank loans (Note 8.g.)	148,451.430	—
Investments (Note 8.b.)	346,122.695	139,843.063	Other (Note 8.j.)	19,324.703	12,454.988

Fixed assets, net (Schedule A)	120,757.869	153,053.981	Total Non-Current Liabilities	167,776.133	12,454.988

Intangible assets (Schedule B)	3,082.966	2,144.067	Total liabilities	199,529.162	68,484.996

Total Non-Current Assets	505,803.256	331,842.583	SHAREHOLDERS’ EQUITY (as per corresponding statement)	388,941.785	336,958.486

Total Assets	588,470.947	405,443.482	Total Liabilities and Shareholders’ Equity	588,470.947	405,443.482

The accompanying notes and schedules are an integral part of these financial statements

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Income Statement

For the periods ended March 31, 2003 and 2002

	March 31, 2003 (Notes 1, 2, and 3) Pesos	March 31, 2002 (Notes 1, 2, and 3) Pesos
Sales
Crops	37.905.971	31.607.482
Beef cattle	10.443.798	19.382.871
Milk	1.657.986	1.846.740
Other	74.800	10.586

Total Sales	50.082.555	52.847.679
Less: Gross sales taxes	(422.336)	(350.811)

Net sales	49.660.219	52.496.868

Cost of sales (Schedule F)
Crops	(30.507.177)	(18.433.727)
Beef cattle	(2.403.484)	(13.140.044)
Milk	(1.051.444)	(2.457.282)
Other	(13.076)	(14.300)

Total cost of sale	(33.975.181)	(34.045.353)

Gross income	15.685.038	18.451.515

Selling expenses (Schedule H)	(2.747.540)	(5.698.551)

Administrative expenses (Schedule H)	(2.769.588)	(4.915.057)

Gains from fixed assets sales	5.734	4.413.183

Gain (loss) from inventory holdings (Schedule F)	11.581.104	(11.491.166)

Operating income	21.754.748	759.924
Financial Results (Note 8.k.)
Financial loss generated by assets	(44.868.110)	(44.207.576)
Financial gain (loss) generated by liabilities	27.917.358	(2.264.457)
Other expense:
Donations	(2.199.288)	—
Others	(206.221)	(361.201)
Gain (loss) from related companies	50.566.722	(1.728.021)
Management fees (Note 7)	(4.887.308)	—

Income (loss) before income tax	48.077.901	(47.801.331)

Income tax expense (Note 6)	(4.092.129)	(1.386.034)

Net income (loss) for the period	43.985.772	(49.187.365)

The accompanying notes and schedules are an integral part of these financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity for the periods ended March 31, 2003 and 2002

(Notes 1, 2, and 3)

	Shareholders’contributions
Items	Common stock (Note 4) Pesos	Treasury stock (Note 4) Pesos	Inflation adjustment of Common stock Pesos	Paid-in capital Pesos	Total Pesos	Legal reserve Pesos	Retained earnings Pesos	Total at March 31, 2003 Pesos	Total at March 31, 2002 Pesos
Balances at the beginning of the period	122.745.539	1.538.853	166.218.112	89.784.877	380.287.381	5.833.163	(43.813.427)	342.307.117	394.142.966
Subscription of treasury stock (Note 11)	1.538.853	(1.538.853)			—		2.088.363	2.088.363	3.915
Conversion of bonds in common stock (Note 12)	362.510			198.024	560.534			560.534
Appropriation of profits resolved by
Shareholders’ Meeting held on
October 19, 2001
Increase in legal reserve
Cash dividends					—				(8.001.030)
Net income (loss) for the period					—		43.985.772	43.985.772	(49.187.365)

Balances at March 31, 2003	124.646.902	—	166.218.112	89.982.901	380.847.915	5.833.163	2.260.708	388.941.786

Balances at March 31, 2002	119.672.102	4.612.290	166.234.209	89.789.848	380.308.449	5.833.486	(49.183.449)		336.958.486

The accompanying notes and schedules are an integral part of these financial statements.

25

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flows

For the periods ended March 31, 2003 and 2002

	March 31, 2003 (Notes 1, 2 and 3) Pesos	March 31, 2002 (Notes 1, 2 and 3) Pesos
Funds provided by (applied to) ordinary operations
Net income/loss for the period	43.985.772	(49.187.365)

Adjustments to reconcile net income with net funds provided by (applied to) operations
Results of investments in related companies	(50.566.722)	1.728.021
Increase in allowances and provisions	7.938.353	5.065.878
Amortization and depreciation	2.158.455	2.366.527
Inventory holding results	(11.581.104)	11.491.166
Financial results	6.274.345	34.444.769
Income tax	3.854.729	1.386.034
Proceeds of the sale of fixed assets	(5.734)	(4.413.183)
Changes in assets and liabilities
Decrease in currrent investments	—	9.842.933
Decrease (increase) in trade accounts receivable	5.404.353	(21.385.159)
Decrease in other receivables and prepaid expenses	2.571.252	11.269.871
Decrease in inventories	9.966.611	2.543.309
Decrease in social security contributions and taxes payable	(9.928.054)	(891.629)
Increase in trade accounts payable	578.937	2.540.074
Increase in interest payable	5.752.819	2.116.568
Dividends collected	774.157	316.361
(Decrease) increase in other liabilities	(3.449.860)	2.061.656

Net funds provided by operations	13.728.309	11.295.831

Net funds provided by (applied to) investment activities
Decrease in non-current investments	—	26.555.645
Increase in non-current investments	(192.969.900)	(43.279.179)
Acquisition and upgrading of fixed assets	(1.770.865)	(688.242)
Collection of receivables related to the sale of fixed assets	2.525.813	—
Sale of fixed assets	493.524	12.443.726

Net funds applied to investment activities	(191.721.428)	(4.968.050)

Net funds provided by (applied to) financing activities
Dividends paid	—	(8.001.031)
Subscription of treasury stock	2.088.363	3.915
Increase in financial loans	170.051.574	34.831.713
(Decrease) in financial loans	(4.690.456)	(34.435.458)
Increase in intangible assets	(1.724.712)	—

Net funds provided by (applied to) financing activities	165.724.769	(7.600.861)

Net decrease in funds	(12.268.350)	(1.273.080)
Funds at begginning of the period	44.184.082	3.379.298
Funds at the end of the period	31.915.732	2.106.218

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements

For the periods ended March 31, 2003 and 2002

NOTE 1: MERGER OF CONTROLED COMPANIES

The merger definitive agreement was signed on December 6, 2002, pursuant to the provisions set forth in Section 83, subsection 1° of Law 19.550. It decided the merger of the companies “Agro Riego San Luis S.A.” and “Colonizadora Argentina S.A.” in CRESUD S.A.C.I.F. y A.., effective as from July 1st, 2000.

NOTE 2: PRESENTATION OF FINANCIAL STATEMENTS IN CONSTANT PESOS

a. Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, as approved, with certain amendments, by the Professional Council of Economic Sciences of the City of Buenos Aires and the Argentine Securities Commission.

Financial Statements corresponding to the nine-month period ended March 31, 2003 and 2002 have not been audited. The management believes that all necessary adjustments should be carried out in order to reflect the results of the period.

The results for the nine-month period ended March 31, 2003 is not necessarily indicative of the results of the company for the whole fiscal year.

b. Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the Professional Council of Economic Sciences of the City of Buenos Aires, which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the Argentine Federation of Professional Councils in Economic Sciences, as from fiscal years or interim periods ended on or after March 31, 2002.

As from March 1, 2003, Resolution 441/03 of the Argentine Securities Commission dated April 8, 2003, established that the method of restatement of financial statements in constant currency set forth in Technical Resolution No. 6, as amended by Technical Resolution No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), was no longer applicable.

As a consequence of the above, the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power of the currency until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001.

The impact of not applying inflation adjustment during the month of March 2003 does not imply any material adjustments in the Company’s financial statements as of March 31, 2003.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

The coefficients prepared based on the domestic wholesale price index have been applied for purposes of the abovementioned restatement.

Amounts corresponding to the nine-period ended on March 31, 2002 have been restated at February 28, 2003 for purposes of presentation on a comparative basis.

c. New Accounting Standards

The Professional Council of Economic Sciences of the City of Buenos Aires enacted the following technical resolutions: N° 16: “Conceptual regime for professional accounting regulations”; N° 17: “Professional accounting regulations: development of matters of general application”, N° 18: “Professional accounting regulations: development of some matters of particular application” and N° 19 “ Modifications to technical resolutions N° 4, 5, 6, 8, 9, 11 and 14 and 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01,C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for fiscal years initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The Argentine Securities and Exchange Commission, through Resolution N° 434/03 has adopted such technical resolutions with some exceptions and modifications, which will be in force for fiscal years initiated as from January 1, 2003. Consequently, the Company has filed the present accounting statements according to Resolutions N° 368/01 and 415/02 as established in Note 2, which do not include such changes and differ from the accounting principles in force at the moment of submitting the accounting statements.

The main modifications included by the above mentioned technical resolutions, which would imply significant adjustments on the company’s accounting statements, are related with the registration of the income tax under the deferred taxing method. The main changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments and the valuation of receivables and payables with no stated rate at their current value.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The principal valuation and disclosure criteria for the preparation of the financial statements, applied on a basis consistent with respect to the last fiscal period, are as follows:

a. Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

b. Local currency assets and liabilities

The local currency assets and liabilities have been stated at period-end currency.

c. Foreign currency assets and liabilities

Foreign currency assets and liabilities have been translated at the official rate of exchange in effect at March 31, 2003.

d. Current investments

Mutual funds and notes and convertible notes are carried at market value as of period-end.

e. Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the period, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

2.	Crops: at their quoted market value at the end of the period, less estimated sale expenses.

3.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the period.

f. Non-current investments

1.	Long-term investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Pronouncement No. 5 of the Argentine Federation of Professional Councils in Economic Sciences.

Holdings at March 31, 2003 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones Sociedad Anónima	24.01

Consolidated financial statements with Inversiones Ganaderas S.A. and Futuros y Opciones.com S.A. at March 31, 2003 and 2002 are presented as complementary information.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

At March 31, 2002, our investment in IRSA was valued by the equity method of accounting as a result of a change of strategy according to which those shares are carried as a long-term investment. This decision was made as a result of the impact of the recent economic measures on the financial markets, which modified the original budget with respect to these types of investments.

Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years, and is shown under Other liabilities.

2.	Other securities

-	Investments in Convertible Bonds

Investments in IRSA’s convertible bonds has been valued at its cost plus accrued interest considering the exchange rate prevailing at the closing of the period.

-	Other investments

The remaining investments correspond to non-listed securities, which were valued at their restated cost.

g. Fixed assets

-	Purchase value:

Valued at cost restated into period-end currency applying the coefficients mentioned in Note 2, based on the corresponding dates of origin.

-	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the period of addition.

-	The carrying value

The carrying value of such fixed assets does not exceed their recoverable values.

h. Intangible assets

The goodwill corresponding to the purchase of the subsidiary company “Futuros y Opciones.com S.A.” is valued at restated cost, which was calculated as the difference between the amount paid for that investment and its proportional equity value calculated at the time of the purchase, restated into period-end currency applying the coefficients mentioned in Note 2.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

Amortization is determined based on the estimated useful life of the goodwill, which is five years.

i. Loans with local financial institutions (Note 8.g.)

Financial liabilities in US currency, according to our legal counsellors advice, are included within the provisions of Decree 214 of February 3, 2002 and are not subject to the exceptions established by means of Decree 410 dated March 1, 2002, therefore these liabilities have been valuated at a $1 to US$ 1 rate.

j. Shareholders’ equity

The balances at the beginning of the period and the movements for the period were restated into period-end currency.

k. Results for the period

The results for the period were adjusted as follows:

Income accounts were restated by applying adjusting coefficients to historical amounts.

The financial result was calculated at its actual value, net of the effect of inflation, and the result of exposure to inflation of net monetary positions is the counterpart of the adjustments made to all non-monetary balance sheet and income statement accounts, which were restated into period-end currency.

Financial results and the result of exposure to inflation were segregated into results generated by assets and those generated by liabilities.

l. Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

NOTE 4: COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2000	126,000,000	124,284,392	124,284,392
Pursuant to a decision made on March 3, 1999, the Company’s Board decided to cancel the balance pending subscription and payment	(1,715,608)	—	—
Conversion of bonds in common stock (Note 12)	362,510	362,510	362,510

Common and treasury stock at March 31, 2003	124,646,902	124,646,902	124,646,902

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 4: (Continued)

At March 31, 2003 the common and treasury stock consisted of 124,646,902 ordinary book entry shares with a face value of Pesos 1 each entitled to one vote per share, which were available in the market.

NOTE 5: FUTURES

At March 31, 2003 the Company had arranged futures and options on the futures market as follows:

OPTIONS—C.B.O.T. — SELL CALL — SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	16,320	220.46	(75,457)

FUTURES—SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Total amount US$
Corn-purchase	2,000	78.16	156,320
Soybean-sell	3,800	149.17	566,846
Wheat-sell	500	117.04	58,520

OPTIONS—PURCHASE CALL—SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	3,500	92.00	9,695

At March 31, 2002 the Company had arranged futures and options on the futures market as follows (See Note 1 to the Consolidated Financial Statements):

FUTURES—SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Total amount US$
Sunflower—sell	1,800	208.14	374,652
Corn—sell	22,800	91.09	2,076,852
Soybean—sell	11,300	154.97	1,751,161
Wheat—purchase	1,200	103.42	124,104

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 5: (Continued)

OPTIONS—PURCHASE CALL—SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	3,700	92.97	14,544
Soybean	8,500	163.94	37,656

OPTIONS—SELL CALL—SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	8,100	171.74	(22,176)

OPTIONS—PURCHASE PUT—SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Sunflower	1,900	207.89	9,750

OPTIONS—PUT SELL—SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Sunflower	5,700	163.12	(25,529)
Corn	4,600	88.00	(13,800)

FUTUROS—C.B.O.T. — SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Total amount US$
Soybean—purchase	9,520	178.21	1,696,559
Soybean oil—purchase	816	361.54	295,017

OPTIONS—C.B.O.T.—CALL PURCHASE—SEASON 2001/2002

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	35,687	94.48	151,442

(1)	Strike price without deducting expenses.
(2)	Premiums paid (collected).

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 6: INCOME TAX AND TAX ON MINIMUM HIPOTHETICAL INCOME

a)	The Company determines the Income Tax charge at the prevailing rate of 35% on the estimated taxable net income, without considering the effect of temporary differences between the accounting and tax-purpose results. At March 31, 2003, the Company has recognized an income tax charge amounting to $ 4,092,129.

b)	Pursuant to Decree Nº 935, published in the Official Gazette on July 25, 2001, the Company is 100% exempt from the Tax on Minimum Hipothetical Income created by Law No. 25,063, published in the Official Gazette on December 30, 1998, applicable for fiscal periods ended as from December 31, 1998 up to March 31, 2003. This tax is calculated at 1% of the Company’s assets, determined on the basis of tax criteria.

The Company has not registered accrual, by Tax on Minimum Hipothetical Income, for this period, due to the Income Tax exceed it.

NOTE 7: MANAGEMENT AGREEMENT

The Company signed a management agreement with Consultores Asset Management S.A. (formerly, Consultores de Inversiones Bursátiles y Financieras S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

The financial statements at March 31, 2003 include an accrual for an amount of Ps. 4,914,864 for this concept. The charge to results for this period is of Ps. 4,887,308.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors of Consultores Asset Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Article N° 271 of Law Nº 19,550.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: Details of balance sheet and income statement accounts

a. Cash and banks

	March 31,
	2003 Pesos	2002 Pesos
Cash	89.612	151.288
Foreign currency (Schedule G)	170.847	9.786
Patacones currency	430	3.406
Lecop currency	235	6.440
Local currency checking account	2.417.977	1.179.002
Patacones currency checking account	28.862	29.681
Lecop currency checking account	38.380	259.735
Foreign currency checking account (Schedule G)	3.124.664	18.166
Local currency saving account	6.254	24.551
Checks to be deposited	161.663	399.323
Patacones checks to be deposited	—	20.256

	6.038.924	2.101.634

b. Investments

	March 31,
	2003 Pesos	2002 Pesos
Current
Schedule C	30.317.596	797.529

	30.317.596	797.529

Non-Current
Schedule C	346.122.695	139.843.063

	346.122.695	139.843.063

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: (Continued)

c. Trade accounts receivable

	March 31,
	2003 Pesos	2002 Pesos
Current
Accounts receivable in local currency	2.930.736	15.826.939
Accounts receivable in foreign currency (Schedule G)	9.019.855	12.738.626
Less:
Provision for defaulting debtors	(610.510)	(1.317.555)

	11.340.081	27.248.010
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	13.430	—
Cactus Argentina S.A.	13.269	8.270
IRSA Inversiones y Representaciones Sociedad Anónima	—	126.464

	11.366.780	27.382.744

d. Other receivables and prepaid expenses

	March 31,
	2003 Pesos	2002 Pesos
Current
Other ( Schedule G)	307.035	548.645
Prepaid leases	63.580	334.639
Tax on Minimum Hypothetical Income (Note 6)	—	2.947.062
Guarantee deposits (Schedule G)	517.398	2.743.552
Secured by mortgage and under legal proceedings (Schedule G)	514.250	3.067.235
Prepaid expenses	344.868	371.426
Surety bonds received	470.709	624.464
Tax prepayments	112.550	271.121
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1.333.318	355.788
Futuros y Opciones.Com S.A.	23.603	494.551
Inversiones Ganaderas S.A.	—	191.473

	3.687.311	11.949.956

Non-current
Secured by mortgage	501.834	1.843.248
Prepaid leases	176.449	176.457
Other	—	158.796

	678.283	2.178.501

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: (Continued)

e. Inventories

	March 31,
	2003 Pesos	2002 Pesos
Current
Livestock	15.143.132	8.503.998
Crops	4.545.133	4.565.557
Unharvested crops	6.769.137	12.575.101
Seeds and fodder	1.935.787	1.203.167
Materials and others	1.550.975	3.087.772
Advances to suppliers	1.312.916	1.433.441

	31.257.080	31.369.036

Non-Current
Livestock	35.161.443	34.622.971

	35.161.443	34.622.971

f. Trade accounts payables

	March 31,
	2003 Pesos	2002 Pesos
Current
Suppliers in local currency	3.553.862	6.923.455
Suppliers in foreign currency (Schedule G)	9.222.930	7.068.534
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	—	147.881
Cactus Argentina S.A.	94.030	91.520
Notes	—	806.534

	12.870.822	15.037.924

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: (Continued)

g. Loans

	March 31,
	2003 Pesos	2002 Pesos
Current
Local financial loans (Note 3.i.)	3.182.216	25.306.911
Foreign financial loans (Schedule G)	—	1.981.576
Convertible Bonds 2007 Interest payable (Schedule G)	4.519.521	—

	7.701.737	27.288.487

Non-Current
Convertible Bonds 2007 (Schedule G)	148.451.430	—

	148.451.430	—

h. Salaries and social security payable

	March 31,
	2003 Pesos	2002 Pesos
Current
Social security administration	79.111	163.520
Salaries payable	275.179	177.169
Health care scheme	1.440	39.370
Other	767	21.521

	356.497	401.580

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: (Continued)

i. Taxes payable

	March 31,
	2003 Pesos	2002 Pesos
Current
Accrual for income tax	3.854.729	—
Advances to Income tax	(2.951.103)	—
Value Added Tax	(219.336)	621.309
Property tax payable	153.219	278.955
Taxes withheld for income tax	80.434	23.957
Gross sales tax	29.730	—
Taxes withheld-Gross sales taxes	(110.604)	3.207
Taxes withheld-Value Added Tax	(68.466)	—

	768.603	927.428

j. Other

	March 31,
	2003 Pesos	2002 Pesos
Current
Accrual for other expenses (Schedule G)	3.219.822	7.700.360
Advances received (Schedule G)	—	3.713.715
IRSA negative goodwill	1.004.469	655.528
Accrual for Directors´Fees	56.523	219.049
Advances to Directors	(36.740)	(147.399)
Accrual for cereal expenses	203.359	178.303
Accrual for Management fees (Note 7)	4.914.864	45.853
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	455.592	—
Cactus Argentina S.A.( Schedule G)	—	9.180
Futuros y Opciones.Com S.A.	237.481	—

	10.055.370	12.374.589

Non-current
IRSA negative goodwill	19.084.903	12.454.988
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	239.800	—

	19.324.703	12.454.988

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8: (Continued)

k. Financial results

	March 31,
	2003 Pesos	2002 Pesos
Generated by assets:
Exchange differences and discounts	(45.303.402)	6.395.494
Interest income	715.542	532.000
Reference stabilization index (CER)	489.131	209.298
Tax on debts and credits	(650.624)	(470.746)
Holding results	(2.640.590)	(1.709.509)
Holding results and operations of stocks and bonds	4.478.788	(45.098.691)
Inflation adjustment	(1.956.955)	(4.065.422)

	(44.868.110)	(44.207.576)

Generated by liabilities
Holding results	1.286.969	7.910.413
Inflation adjustment	2.379.126	3.336.145
Reference stabilization index (CER)	(473.717)	(940.493)
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	—	(460.926)
Others	(5.514.932)	(2.240.836)
Exchange differences and discounts	30.239.912	(9.868.760)

	27.917.358	(2.264.457)

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 9:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term ( in pesos)

Based on their estimated collection or payment term	Current Investments		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Bank loans		Salaries payable and social security payable		Taxes payable		Other liabilities
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
4th quarter 2003/2002 financial year	—	—	11,366.780	27,143.922	1,474.458	6,342.467	12,870.822	15,037.924	7,701.737	27,288.487	356.497	401.580	768.603	927.428	8,357.828	11,719.061
1st quarter 2004/2003 financial year	4,357.055	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2004/2003 financial year	—	—	—	—	—	79.486	—	—	—	—	—	—	—	—	—	—
3rd quarter 2004/2003 financial year	—	—	—	—	501.836	664.693	—	—	—	—	—	—	—	—	—	—
4th quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2005/2004 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial year	—	—	—	—	—	93.715	—	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004 financial year	—	—	—	—	501.836	582.400	—	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial year	—	—	—	—	—	88.849	—	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	582.400	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	495.884	—	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial year	143,114.941	—	—	—	—	—	—	—	148,451.430	—	—	—	—	—	—	—
Overdue	—	—	—	238.822	—	—	—	—	—	—	—	—	—	—	—	—
With no stated term	25,960.541	797.529	—	—	1,887.466	5,198.564	—	—	—	—	—	—	—	—	932.873	—

Total	173,432.537	797.529	11,366.780	27,382.744	4,365.596	14,128.458	12,870.822	15,037.924	156,153.167	27,288.487	356.497	401.580	768.603	927.428	9,290.701	11,719 061

b) Assets and liabilities classified according to the interest rate that they accrued ( in pesos)

Interest rate that they accrue	Current Investments		Trade accounts receivable		Other receivables and prepaid expenses		Trade payables		Bank Loans		Salaries payable and social security payable		Taxes payable		Other liabilities
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
At fixed interest rate	143,114.941	—	—	—	1,299.846	2,953.598	—	—	151,320.476	26,210.699	—	—	—	—	—	—
At variable interest rate	25,960.541	797.529	—	—	475.331	2,705.107	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	4,357.055	—	11,366.780	27,382.744	2,590.419	8,469.753	12,870.822	15,037.924	4,832.691	1,077.788	356.497	401.580	768.603	927.428	9,290.701	11,719.061

Total	173,432.537	797.529	11,366.780	27,382.744	4,365.596	14,128.458	12,870.822	15,037.924	156,153.167	27,288.487	356.497	401.580	768.603	927.428	9,290.701	11,719.061

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 10: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the Argentine Securities and Exchange Commission, 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11: STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”). The Shares could be acquired at an exercise price of Ps. 1 plus interest accrued at an annual rate of LIBO for deposits at 180 days. The option could be exercised at any time within a period of 3 years since the expiration of the pre-emptive rights. Two thirds of the options corresponding to the Shares would be allocated by the Board of Directors among members of the management of the Company (the “Initial Beneficiaries”). The remaining one third of the options would be allocated by the Board of Directors in a period of time beginning six months after the initial allocation and ending three months before the expiration of the term of the exercise of the options, among any of the Company’s employees or executive officers.

After the exercise of the pre-emptive rights by the shareholders that subscribed 2,353 shares during January 2002.

On February 2002, the Board of Directors approved the subscription of the Stock Option Agreement between the Company and the Initial Beneficiaries (the “Agreement”), pursuant to which the Company granted the Initial Beneficiaries the option to acquire 3,073,437 shares.

In April and June 2002, the beneficiaries acquired 480,000 shares of Ps. 1 per value each.

In January 2003, the Company entered into a trust agreement for 1,538,853 shares, in order to transfer the trust ownership in favor of the trustee and for the benefit of option holders.

During the period July 2002 through to March 2003, the Company’s directors and executive personnel exercised the rights offering on treasury stock over a total of 2,084,208 shares for a nominal value of $ 1 each.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 12: ISSUANCE OF CONVERTBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

(i) The issuance of up to US$ 50.0 million convertible bonds for up to a five-year term at a fixed annual interest rate not exceeding 12% with semi-annual payments, and,

(ii) the issuance of convertible bonds into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

(iii) the subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned will occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution N° 14.320 of the Argentine Securities and exchange commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS).

b)	For each of Cresud’s convertible bond the holder has the right to convert it to US$ 1.9695 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the warrant.

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s convertible bonds and for the generation of working capital.

During February and March 2003, 184,084 negotiable obligations were converted into 362,510 ordinary shares, which resulted in a $ 560,534 increase in the Company’s net shareholders’ equity.

NOTE 13: PURCHASE OF CONVERTIBLE BONDS

During November and December 2002 49,692,688 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 13: PURCHASE OF CONVERTIBLE BONDS (Continued)

a)	The conversion price is US$ 0.5571 stocks (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 stocks (US$ 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 stocks (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 stocks of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses. The conversion price of the convertible bonds went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

NOTE 14: SUBSEQUENT EVENTS

a)	On April 21, 2003 a title deed was signed for the sale of the San Luis farm, with a surface area of 706 hectares and located in Junín, in the Province of Buenos Aires. The sales price was fixed in US$ 2,240,000 million (US Dollars two million two hundred and forty thousand). This sale generated $ 545,395 (Pesos Five hundred and forty five thousand, three hundred and ninety five) in profits, stated in period-end currency.

b)	On April 30, 2003 a title deed was signed for the sale of the Los Maizales farm, with a surface area of 618 hectares, located in the Villa Cañás district, in the Province of Santa Fé. The sales price was fixed in US$ 1,854,000 (US Dollars one million eight hundred and fifty four thousand). This sale generated $ 4,288,213 (Pesos four million two hundred and eighty eight thousand two hundred and thirteen) stated in period-end currency.

c)	On April 30, 2003 a title deed was signed for the sale of the El Tigre farm, with a surface area of 8,360 hectares, located in the Trenel Department, Province of La Pampa for the amount of US$ 9,250,000.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera Y Agropecuaria

Unaudited Fixed Assets

For the periods ended March 31, 2003 and 2002

(Notes 1,2 and 3)

Schedule A

Principal Account	Value at the beginning of the period Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period Pesos	Depreciation					Net carrying value at March 31, 2003 Pesos	Net carrying value at March 31, 2002 Pesos
					Rate %	Accumulated at the beginning of the period Pesos	Decrease of the period Pesos	Current period	Accumulated at the end of period Pesos
								Amount Pesos
Real estate	97,125.484	—	—	97,125.484	—	—	—	—	—	97,125.484	124,106.734
Wire fences	4,471.842	—	—	4,471.842	3	898.241	—	94.565	992.806	3,479.036	3,564.191
Watering troughs	3,121.429	3.005	—	3,124.434	3	597.995	—	118.803	716.798	2,407.636	2,932.833
Alfalfa fields and meadows	2,481.598	—	—	2,481.598	13-25-50	1,639.829	—	237.985	1,877.814	603.784	1,217.981
Buildings and constructions	5,571.485	46.138	—	5,617.623	2	1,953.303	—	68.913	2,022.216	3,595.407	4,394.935
Machinery	11,169.955	46.810	1,434.014	9,782.751	10	6,133.419	958.597	658.740	5,833.562	3,949.189	6,590.968
Vehicles	1,039.344	142.432	158.460	1,023.316	20	682.090	148.658	125.075	658.507	364.809	411.326
Tools	187.885	1.367	—	189.252	10	105.964	—	11.011	116.975	72.277	84.849
Furniture and equipment	1,037.127	9.605	1.076	1,045.656	10	599.306	.646	62.193	660.853	384.803	461.309
Breeding livestock	265.042	—	—	265.042	20	263.285	—	1.318	264.603	.439	15.540
Corral and leading lanes	535.874	22.675	—	558.549	3	75.778	—	12.677	88.455	470.094	458.602
Roads	1,260.415	—	—	1,260.415	10	546.588	—	85.852	632.440	627.975	602.613
Facilities	5,712.568	8.325	—	5,720.893	10-20-33	2,249.297	—	438.582	2,687.879	3,033.014	4,423.295
Computer equipment	952.494	11.101	10.704	952.891	20	741.942	8.563	73.851	807.230	145.661	657.621
Planes	10.444	—	—	10.444	10	10.444	—	—	10.444	—	—
Silo plants	1,050.877	—	—	1,050.877	2	189.644	—	42.871	232.515	818.362	1,054.538
Constructions in progress	1,987.107	1,522.499	—	3,509.606	—	—	—	—	—	3,509.606	1,983.463
Advances to suppliers	118.048	52.245	—	170.293	—	—	—	—	—	170.293	93.183

Total at March 31, 2003	138,099.018	1,866.202	1,604.254	138,350.966		16,687.125	1,116.464	2,032.436	17,603.097	120,757.869	—

Total at March 31, 2002	179,411.781	950.761	8,858.173	171,504.369		16,974.940	827.630	2,303.078	18,450.388	—	153,053.981

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Intangible Assets

For the periods ended March 31, 2003 and 2002

(Notes 1,2 and 3)

Schedule B

Principal Account	Value at the beginning of the period Pesos	Additions and/or deductions Pesos	Value at the end of period Pesos	Amortization					Net carrying value at March 31, 2003 Pesos	Net carrying value at March 31, 2002 Pesos
				Accumulated at the beginning of period Pesos	Current period			Accumulated at the end of period Pesos
					Rate %	Amount
						Pesos
Futuros y Opciones .Com S.A. Goodwill	3.298.381	—	3.298.381	1.319.351	20	494.757	(1)	1.814.108	1.484.273	2.144.067
Payment of expenses related with Convertible Bonds 2007-IRSA	—	1.724.712	1.724.712	—	20	126.019	(2)	126.019	1.598.693	—

Total at March 31, 2003	3.298.381	1.724.712	5.023.093	1.319.351		620.776		1.940.127	3.082.966	—

Total at March 31, 2002	3.298.564	—	3.298.564	659.713		494.784		1.154.497	—	2.144.067

(1)	The amortization of the period is included in Income Statement under item Loss from related companies.
(2)	The amortization of the period is included in Income Statement under item Financial results.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Investments

For the periods ended March 31, 2003 and 2002

(Notes 1,2 and 3)

Schedule C

Type and characteristics of the securities	Amount	Value at March 31, 2003 Pesos	Value at March 31, 2002 Pesos	Market value	INFORMATION ON THE ISSUER
					Principal activity	Latest financial statements
						Capital Pesos	Income/loss for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
Deutsche Dollar Fund	8,505.109	24,494.713	—	2,880.000
ABN AM RO en dólares	133.078	295.966	—	2,224.004
Fondo plazo fijo Banco Rio en dólares	1.778	3.903	4.584	2,195.163
Fondo Letes Banco Francés		—	1.769
Fondo Letes Banco Rio		—	4.936

		24,794.582	11.289

Notes and Convertible Bonds
ON Convertibles 2007 – IRSA		4,357.055	—
Bonos Global 2010	110.000	79.200	—	0,720.000
Bocon Pro 1	157.647	630	786.240	0,003.996
Certificado de crédto fiscal	6.129	6.129

		4,443.014	786.240

Local financial loans		1,080.000	—

		1,080.000	—

Total current investments		30,317.596	797.529

Non-current investments
Related companies Law 19,550. Article 33
AGRO-UR ANGA S.A.				unlisted	Agricultural and livestock	2,500.000	6,181.117	15,522.125
Shares	893.069	5,411.499	4,714.127
Contribution on account of future subscriptions of shares		7.865	7.864
Higher value of property		11,179.150	11,049.406

		16,598.514	15,771.397

INVERSIONES GANADERAS S.A.				unlisted	Raising and grazing cattle	5,326.589	787.968	11,382.292
Shares	5,326.588	10,638.918	10,557.819
Contribution or account of future subscriptions of shares		729.586	729.627

		11,368.504	11,287.446

CACTUS ARGENTINA S.A.				unlisted	Exploitation and administration of	1,300.000	315.297	5,465.487
Shares	650.000	597.050	248.394		agricultural and beef cattxle products
Contribution on account of future subscriptions of shares		2,135.693	1,744.280

		2,732.743	1,992.674

FUTUROS Y OFCIONES COM S.A.				unlisted	Gives information about markets and	12.000	(587.920)	847.855
Shares	8.400	(2,133.448)	(1,503.873)		services of economic and financial counsulting through internet
Contribution on account of future subscriptions of shares		2,726.946	2,153.048

		593.498	649.175

IRSA Inversiones y Representaciones S.A.
Shares	50,907.163	171,693.779	110,126.675	listed	Real state	212,000.000	197,628.000	715,007.000

		171,693.779	110,126.675

	Subtotal	202,987.038	139,827.367

Others
Convertible Bonds 2007 – IRSA	49,692.688	143,114.941	—

		143,114.941	—

Coprolan		20.716	15.696	unlisted

		20.716	15.696

Total non-current investments		346,122.695	139,843.063

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Allowances and provisions

For the periods ended March 31, 2003 and 2002

(Notes 1,2 and 3)

Schedule E

Item	Opening balances Pesos	Increases Pesos	Deductions Pesos	Inflation adjustment Pesos	Value at March 31, 2003 Pesos	Value at March 31, 2002 Pesos

Deducted from assets
Defaulting debtors	774.854	—	(79.996)	(84.348)	610.510	1.317.555

Total at March 31, 2003	774.854	—	(79.996)	(84.348)	610.510	—

Total at March 31, 2002	1.185.770	131.785	—	—	—	1.317.555

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Cost of sales

For the periods ended March 31, 2003 and 2002

(Notes 1,2 and 3)

Schedule F

	Crops		Beef Cattle		Milk		Others		Total
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002	March 31, 2003		March 31, 2002
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos		Pesos
Inventories at the beginning of the period
Beef cattle	—	—	32,889.218	58,956.926	1,467.561	4,296.508	—	—	34,356.779		63,253.434
Crops	25,222.406	12,399.131	—	—	—	—	—	—	25,222.406		12,399.131
Unharvested crops	835.288	1,543.254	—	—	—	—	—	—	835.288		1,543.254
Seeds and fodder	—	—	287.424	232.975	115.435	192.240	—	—	432.859		425.215
Materials	2,749.377	2,331.118	—	—	51.732	15.602	170.588	240.980	2,971.697		2,587.700

	28,807.071	16,273.503	33,176.642	59,189.901	1,634.728	4,504.350	170.588	240.980		63,789.029		80,208.734
Holding results	—	2,881.486	11,001.055	(13,233.907)	580.049	(1,089.823)	—	(48.922)		11,581.104		(11,491.166)
Commodities market results	(1,030.395)	(559.407)	—	—	—	—	—	—		(1,030.395)		(559.407)
Transfer of inventories to expenses	(93.181)	(125.535)	—	—	—	—	—	—		(93.181)		(125.535)
Transfer of inventories to fixed assets	(94.143)	(237.949)	—	—	—	—	(1.194)	(24.571)		(95.337)		(262.520)
Transfer of Unharvested crops to expenses	(8,045.390)	(8,721.650)	(334.275)	(1,372.798)	(151.687)	(168.106)	(345.260)	(235.501)		(8,876.612)		(10,498.065)
Recovery of Inventories	—	—	253.456	545.562	(253.456)	(545.562)	—	—		—		—
Purchases	14,062.444	18,534.351	2,135.035	200.329	5.725	208.567	392.320	274.213		16,595.524		19,217.460
Operating expenses (Schedule H)	11,287.278	11,033.070	4,844.849	8,893.488	1,078.529	2,187.860	—	—		17,210.658		22,114.418
Less:
Inventories at the end of the period
Beef cattle	—	—	(48,538.515)	(40,577.975)	(1,766.060)	(2,548.994)	—	—	(50,304.575)		(43,126.969)
Crops	(4,545.133)	(4,565.557)	—	—	—	—	—	—	(4,545.133)		(4,565.557)
Unharvested crops	(6,769.137)	(12,575.101)	—	—	—	—	—	—	(6,769.137)		(12,575.101)
Seeds and fodder	(1,759.000)	(619.236)	(134.763)	(504.556)	(42.024)	(79.375)	—	—	(1,935.787)		(1,203.167)
Materials	(1,313.237)	(2,884.238)	—	—	(34.360)	(11.635)	(203.378)	(191.899)	(1,550.975)	(65,105.607)	(3,087.772)	(64,558.566)

Costs of Sales	30,507.177	18,433.727	2,403.484	13,140.044	1,051.444	2,457.282	13.076	14.300		33,975.181	34,045.353

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Foreign currency assets and liabilities

For the periods ended March 31, 2003 and 2002

(Notes 1,2 and 3)

Schedule G

	March 31, 2003				March 31, 2002
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount of local currency Pesos
Current Asset
Cash and banks	US$	1.144.275	2,880	3.295.511	US$	5.792	27.952
Investments:
Mutual funds	US$	8.609.230	2,880	24.794.582	US$	—	—
Convertible Bonds 2007 – IRSA	US$	1.512.866	2,880	4.357.055	US$	—	—
Trade accounts receivable
Accounts receivable	US$	3.131.894	2,880	9.019.855	US$	2.639.801	12.738.626
Other receivables and prepaid expenses:
Guarantee deposits	US$	179.652	2,880	517.398	US$	568.541	2.743.552
Non-Current Asset
Investments:
Convertible Bonds 2007 – IRSA	US$	49.692.688	2,880	143.114.941	US$	—	—

Total Asset	US$	64.270.605		185.099.342	US$	3.214.134	15.510.130

Current liabilities
Trade payables:
Suppliers	US$	3.094.943	2,980	9.222.930	US$	1.415.972	7.068.534
Bank loans:
Foreign financial loans	US$	—		—	US$	396.950	1.981.576
Convertible Bonds 2007	US$	1.516.618	2,980	4.519.521	US$	—	—
Other
Accrual for other expenses	US$	335.515	2,980	999.834	US$	853.473	4.260.536
Non-current liabilities
Bank loans:
Convertible Bonds 2007	US$	49.815.916	2,980	148.451.430	US$	—	—

Total Liabilities	US$	54.762.992		163.193.715	US$	2.666.395	13.310.646

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Information submitted in compliance with Section 64, subsection B of Law N° 19,550

For the periods ended March 31, 2003 and 2002

(Notes 1,2, and 3)

Schedule H

Items	Total March 31, 2003 Pesos	Operating Expenses					Expenses		Total March 31, 2002 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	56.435	—	—	—	—	—	—	56.435	284.562
Fees and payments for services	768.918	386.609	267.538	104.157	14.914	—	—	382.309	1.201.320
Salaries and wages	2.667.081	1.310.530	464.912	732.572	113.046	—	—	1.356.551	5.313.874
Social security contributions	474.437	210.908	82.898	116.465	11.545	—	—	263.529	543.940
Taxes, rates and contributions	222.197	169.424	52.549	97.311	19.564	—	—	52.773	440.258
Office and administrative expenses	206.905	—	—	—	—	—	—	206.905	45.434
Bank commissions and expenses	11.891	11.891	4.525	6.976	390	—	—	—	26.943
Depreciation of fixed assets	2.032.436	1.913.334	1.113.130	686.026	114.178	—	—	119.102	2.303.078
Vehicle and travelling expenses	275.133	204.722	85.825	106.688	12.209	—	—	70.411	310.341
Spare parts and repairs	510.632	510.632	229.815	231.392	49.425	—	—	—	622.374
Insurance	266.977	30.244	14.929	13.949	1.366	—	—	236.733	92.498
Employees’ maintenance	105.478	80.638	21.774	53.070	5.794	—	—	24.840	224.818
Livestock expenses	3.239.544	2.567.913	—	2.567.913	—	—	671.631	—	6.199.876
Dairy farm expenses	725.408	725.408	—	—	725.408	—	—	—	1.038.238
Agricultural expenses	10.723.504	8.647.595	8.647.595	—	—	—	2.075.909	—	12.903.956
Silo expenses	198.347	198.347	198.347	—	—	—	—	—	227.078
General expenses	242.461	242.461	103.441	128.330	10.690	—	—	—	817.653
Defaulting debtors	—	—	—	—		—	—	—	131.785

Total at March 31, 2003	22.727.784	17.210.655	11.287.278	4.844.849	1.078.529	—	2.747.540	2.769.588	—

Total at March 31, 2002	—	22.114.418	11.033.070	8.893.488	2.187.860	—	5.698.551	4.915.057	32.728.026

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Unaudited Notes to the Financial Statements

for the period ended March 31, 2003

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply suspension or contingent application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY´S ACTIVITIES

They are detailed in the Business Highlights, that are attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a. Other Receivables without a due date at March 31, 2003.

		Intercompany receivables — Article 33 Law 19,550
		FUTUROS Y OPCIONES	CACTUS
	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
Current	646,839	23,603	—
Non-current	176,449	—	1,040,575

b. Accounts Receivable and other receivables to fall due at March 31, 2003

	Accounts Receivable Pesos	Intercompany receivables Article 33 Law 19,550		Other Receivables Pesos	Intercompany receivables Article 33 Law 19,550
		IGSA	CACTUS		CACTUS
		Accounts Receivable Pesos	Accounts Receivable Pesos		Other Receivables Pesos
06.30.03	11,340,081	13,430	13,269	1,181,715	292,743
03.31.04	—	—	—	501,836	—
03.31.05	—	—	—	501,836	—

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Unaudited Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a. There are no past due debts at March 31, 2003.

b. Debts without a due date at March 31, 2003 amount to Ps. 932,873, of which Ps. 695,392 correspond to Intercompany liabilities IGSA and Ps. 237,481 correspond to Intercompany liabilities FYO.

c. Debts to fall due at March 31, 2003

		Intercompany Liabilities Article 33 Law 19,550	Bank loans Pesos	Salaries and Social Security Charges Pesos	Tax Payable Pesos	Other Liabilities Pesos
	Accounts Payable Pesos	CACTUS
		Accounts Payable Pesos

06.30.03	12,776,792	94,030	7,701,737	356,497	786,603	8,357,828
12.31.07	—	—	148,451,430	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Intercompany receivables Article 33 Law 19,550			Intercompany receivables Article 33 Law 19,550
		CACTUS	IGSA		CACTUS	FUTUROS Y OPCIONES
	Accounts Receivable Pesos	Accounts Receivable Pesos		Other Receivables Pesos	Receivables Pesos
In pesos	2,320,226	13,269	13,430	2,491,275	1,333,318	23,603
In US Dollars	9,019,855	—	—	517,398	—	—

b. All accounts receivable and other receivables are not subject to adjustment provisions,

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Unaudited Notes to the Financial Statements

(Continued)

c.

		Intercompany receivables Article 33 Law 19,550			Intercompany receivables Article 33 Law 19,550
		CACTUS	IGSA		CACTUS	FUTUROS Y OPCIONES
	Accounts Receivable Pesos	Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos
Outstanding balances accruing interests	—	—	—	1,482,434	292,743	—
Outstanding Balances not accruing interests	11,340,081	13,430	13,269	1,526,241	1,040,575	23,603

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Accounts Payable Pesos	Intercompany Liabilities Article 33 Law 19,550	Bank Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Liabilities Pesos	Intercompany Liabilities Article 33 Law 19,550
		CACTUS					IGSA	FYO
		Accounts Payable					Other Liabilities
		Pesos					Pesos	Pesos
In pesos	3,553,862	94,030	3,182,216	356,497	768,603	7,357,994	695,392	237,481
In US Dollars	9,222,930	—	152,970,951	—	—	999,834	—	—

b. All debts outstanding are not subject to adjustment provisions.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Unaudited Notes to the Financial Statements

(Continued)

c.

	Accounts Payable Pesos	Intercompany Liabilities Article 33 Law 19,550	Bank Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Liabilities Pesos	Intercompany Liabilities Article 33 Law 19,550
		CACTUS					IGSA	FYO
		Accounts Payable					Other Liabilities
		Pesos					Pesos	Pesos
Outstanding debts accruing interests	—	—	151,320,476	—	—	—	—	—
Outstanding debts not accruing interests	12,776,792	94,030	4,832,691	356,497	768,603	8,357,828	695,392	237,481

7.	INTEREST IN OTHER COMPANIES (Article 33 LAW 19,550)

Interests in other companies’ capital and the number of votes held in those companies governed by Article 33 of Law 19,550 are explained in Note 3 to the consolidated financial statements and intercompany balances as of March 31, 2003 are described in Notes 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND SUPERVISORY COMMITTEE MEMBERS

At March 31, 2003 there were advance payments to directors for Ps. 36,740, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account, There is no relevant immobilization of inventory.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Unaudited Notes to the Financial Statements

(Continued)

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the current value:

a. Cattle for fattening. valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market (“Mercado de Hacienda de Liniers”). published in the Cattle Bulletin of the “Organización Víctor D’Apice” (Víctor D’Apice Organization).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse. published by media of wide circulation (La Nación Newspaper”). net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds. forage and materials: replacement cost published by a well-known magazine “Revista Agromercado” (Agromercado Magazine).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	MINORITY INTEREST

There are no minority interests in other companies in excess of the provisions of Article 31 of Law N° 19.550.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Unaudited Notes to the Financial Statements

(Continued)

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Amount insured US$	Account Value Pesos
Buildings, machinery and silos	Fire	3,598,000	—	8,362,958
Vehicles	Theft. fire and civil and third parties liability	85,205,339	—	364,809
Furniture, office and electronic equipment	Theft. fire and technical insurance	262,440	—	530,464

16.	PROVISIONS

There are no provisions in excess of 2% of the shareholders´ equity.

17.	CONTINGENCIES

At March 31, 2003 there are no contingent situations that have not been accounted for.

18.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

19.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends on preferred stock.

20.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS

The financial statements as of March 31, 2003 have been prepared recognizing the effects of inflation as of February 28, 2003, i.e., the date on which the application of the method to restate financial statements in constant currency was discontinued according to the provisions of the Comisión Nacional de Valores. The amounts for the period ended March 31, 2002 have been restated in currency as of February 28, 2003 for comparison purposes, using a 1.664 coefficient.

The net income for the first nine months of fiscal 2003 amounted to Ps. 44.0 million, compared to a loss of Ps. 49.2 million for the same period of the prior year.

The improvement in the Company’s net income is due to the increase in operating income caused by the impact of the devaluation on the agricultural sector, by the result obtained in livestock holdings and the contribution of the income generated by related companies.

In the nine-month period ended March 31, 2003 operating income showed profits for Ps. 22.4 million compared to a Ps. 0.8 million loss shown for the same period of the prior year.

The results of investments in related companies generated income for Ps. 50.2 million, mainly due to the result generated by our 24.01% interest in IRSA Inversiones y Representaciones SA. In the nine-month period ended March 31, 2002, this result had been strongly affected by the economic situation, which had a negative impact on the value of our holding of IRSA’s shares

Consolidated net sales for the period amounted to Ps. 51.1 million, i.e., 6.9% lower than the sales recorded for the same period of the prior year, mainly due to a decrease in livestock sales.

Gross income in the first nine months of fiscal 2003 amounted to Ps. 15.5 million compared to Ps. 17.7 million obtained for the same period of the prior year, which represents a 12.9% decrease. The main factor determining this reduction was the decrease in the gross income obtained in the grains sector. This activity had been extraordinarily favored during the previous season because supplies had been bought at the US$ 1 = Ps. 1 exchange rate and the production had been valued and sold at a considerably higher exchange rate.

Summary of transactions

I. Crops

Sales accumulated during the first nine months of fiscal 2003 amounted to Ps. 37.9 million compared to Ps. 31.6 million recorded during the same period of the prior year. The increase in sales compared to the first nine months of fiscal 2002 was due to the increase in the volumes sold and in the average price per ton sold.

In the nine-month period ended March 31, 2003, the total amount of grains sold was 88,499 tons, which represents a 5.7% increase compared to the 83,752 tons sold during the first nine months of fiscal 2002.

The average price per ton sold amounted to Ps. 428 compared to Ps. 377 recorded during the nine months of the prior fiscal year.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Gross income amounted to Ps. 7.4 million, compared to Ps. 13.2 million profit recorded during the same period of fiscal 2002. This decrease is mainly due to the fact that most of the supplies used in the prior campaign were acquired at the US$ 1 = Ps. 1 exchange rate whilst those bought in the current campaign were acquired at a clearly higher exchange rate.

In the course of the quarter we have finished harvesting our wheat crops. Total production was 9,397 tons, with an average yield of 26 quintals/hectare. In addition, as of the date of these financial statements we have finished the sunflower harvest, with a production of 2,904 tons and a yield of 15 quintals/hectare.

At present, global stocks of grains are low, and there have been announcements on the part of countries such as the US, that they have decided to increase their reserves. This fact, plus the expected increases in consumption in South East Asia as a result of the economic recovery of the region predict favorable prospects for grains prices. In addition, the appreciation of the Euro will contribute to strengthen European demand even more.

II. Beef cattle

The beef segment showed gross income for Ps. 8.3 million compared to income for Ps. 5.6 million for the same period of the prior year.

Sales totaled Ps. 11.4 million compared to Ps. 20.1 million in the same period ended March 31, 2002. The decrease in sales in comparison to the prior year is due to a decrease in the volumes sold: average prices per ton were slightly higher in this period.

The total amount of beef sold during the current period was 6,124 tons, a 52.7% decrease compared to the 12,961 tons sold during the first nine months of fiscal 2002. This decrease is partly due to a drop in the production of beef. Production amounted to 7,477 tons during the first nine months of fiscal 2003, i.e., 23.4% lower than production for the same period of the prior year, mainly due to the lower amount of livestock finished in feed lot and to the 2.0% decrease in the cattle herd.

The average price of steer in the Liniers market for the month of March was Ps. 2.03 per live kilogram, compared to Ps. 1.59 per live kilogram in June 2002. The increase in prices resulted in income for livestock holdings in the amount of Ps. 12.6 million.

Over a year after the most recent outbreak of foot and mouth disease which entailed the closure to Argentine beef of a major part of international markets, some have started to reopen: as of the date of this report 53 new destinations have reopened. However, major importers, such as the US, Mexico and Canada, have not yet lifted their barriers and they are expected to do so in the coming months.

This reopening in international markets is highly beneficial for the local market as the price of livestock denominated in US Dollars, even after the increase shown in recent months, is very low compared to our main competitors at the global level. The price of steer is close to US$ 0.65 per live kilogram.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

III. Milk

The milk segment showed Ps. 0.6 million gross income compared to a loss of Ps. 0.6 million in the first nine months of the prior year.

Sales decreased by 10.2% compared to the first nine months of fiscal 2002 as a result of a 16.2% drop in the volume sold. This decrease is mainly offset by an increase in the prices per liter in the region of 7.2%. The drop in milk production is due to a decrease in the number of cows in the milking process, caused in turn by the sale of a part of La Adela dairy parlor and a decrease in the individual production per cow induced by a shift towards a more economical feeding system.

The average price per liter sold amounted to Ps. 0.363, higher than the price during the first nine months of fiscal 2002, when it had amounted to Ps. 0.339.

Other income/expenses

Selling expenses amounted to Ps. 2.8 million, Ps. 2.1 million out of which correspond to agriculture and Ps. 0.7 million to livestock. In connection with sales, livestock related selling expenses accounted for 6.1% comparative with 6.6% recorded in the same period of the prior year.

Administrative expenses during the first nine months of fiscal 2003 were Ps. 2.8 million, 44.3% lower than those obtained during the same period of the prior year. This decrease is due to the fact that most of the items of this caption, such as payroll and fees did not increase in line with inflation.

Financial results

During the nine-month period ended March 31, 2003, the financial results amounted to Ps. 17.0 million. This is basically due to the fact that our dollar-denominated assets (US$ 64,3 million) were affected by the appreciation of the peso by 22% generating exchange gains/losses in the amount of Ps. 45.4 million, partially offset against income in the amount of Ps. 30.2 million derived from the exposure of our liabilities denominated in US dollars (US$ 54.8 million).

Gain / (loss) from related companies

The results of investment in related companies implied income in the amount of Ps. 50.2 million during the nine-month period of fiscal 2003, Ps. 47.5 million out of which correspond to our 24.01% ownership interest in IRSA, the main Argentine company engaged in the real estate business.

7,036 hectares increase in our portfolio of farms

In line with our strategy of reorganizing our activities, we sold the farms “Los Maizales” covering 618 hectares located in Teodelina, Province of Santa Fe and “San Luis” covering 706 hectares, located in O’Higgings, Province of Buenos Aires.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

“Los Maizales” was part of a group of farms originally owned by the Company, mainly destined to the agricultural activity. The sale was agreed in the amount of US$ 1.9 million, which was paid off upon executing the title deed. This sale generated income in the amount of Ps. 4.3 million, which will be recorded in the last quarter of this year.

“San Luis” had been acquired in year 1997 and it was also mainly destined to the agricultural activity. The selling price was agreed at US$ 2.2 million, which was paid off upon executing the title deed. This sale generated income in the amount of Ps. 0.5 million and will be recorded in the last quarter of this year.

The crops to be harvested in both farms during season 2002-2003, the reaping of which will be made from May to June, will be owned by Cresud.

The sale of these farms generated income in the amount of Ps. 4.8 million.

In addition, we continue consolidating our position in the production of grains reinvesting the amounts obtained from the sale of these farms in the purchase of a farm covering 8,360 hectares, located in Trenel, Province of La Pampa. This farm is currently destined to the agricultural and livestock business but it has a 100 % agricultural potential if it is worked under direct sawing, which will allow us to increase profitability and value in the future. The transactions were agreed in the amount of US$ 9.3 million, which has been fully paid off and the title deed has been executed.

The average proceeds collected by the two farms sold totaled US$ 3,100 per hectare, whereas for we paid the amount of US$1,100 per hectare for the farm indicated in the preceding paragraph.

The three transactions generated an increase of 7,036 hectares in Cresud portfolio through a net investment of US$ 5.2 million.

Feed lot Cactus Argentina

During this quarter Feed Lot, Cactus Argentina, in which we have a 50% interest, kept on consolidating its growth operating at a 100% of its capacity and generating significant cash flows. In addition, during the last quarter, an agreement was entered into with one of the leading supermarkets for the direct selling of part of Feed Lot production.

At present, and as consequence of the excellent results obtained in the first Feed Lot, Cactus is assessing the possibility of developing a second enterprise.

Clearance operations

For the purpose of maximizing the high profitability of the agricultural-livestock business, during this quarter we started the first stage of new investments consisting in the clearance of 1,000 hectares in our farmland “Los Pozos”, which can be extended to 14,000 hectares and 1,100 hectares in “Agroriego”.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Convertible negotiable obligations (CNO)

During the quarter ended March 31, 2003, the holders of CNO exercised their conversion right. The total amount of converted negotiable obligations amounted to 184,084 units with a nominal value of US$ 1 each, whereas the ordinary shares issued in this regard amounted to 362,510 with a nominal value of Ps. 1.0 each.

Thus, the quantity of outstanding CNO amounted to US$ 49,815,916, whereas the number of Company’s shares varied from 124,284,392 to 124,646,902, which accounts for a 0.3% increase.

Prospects for the following quarter

Macroeconomic context

During this quarter, fundamental political definitions for the future of the country are to take place, where a dull context might undermine the slight economic recovery of the country. Fortunately, elections have been carried out without any difficulties, which allow us to be optimistic.

The government agenda of the next President of the Republic of Argentina will have a lot of pending issues. It should include governance agreements to achieve the goals proposed. The measures, among others, should include: an agreement with credit multilateral organizations including tax covenants and public policies to decrease poverty ratios. In addition, a successful rescheduling of the foreign debt and the renegotiation of the contracts with privatized utilities will be critical to manage the country’s fate.

Our business operations

The agricultural and livestock sector, and particularly the agricultural sector proved to be one of the most prosperous sectors of the new Argentine economy. As a result of the new rules of the game imposed after devaluation, operations are highly profitable, even though the activity is subject to tax withholdings. We are confident that the new President will not dramatically change the rules, so that we can continue consolidating our operations and taking advantage of the new business opportunities.

To date, corn and soybean harvests are in progress, and we expect that they be completed by the last quarter of the year. Yields obtained are very good and we hope that this trend be kept with regard to the remaining hectares.

Our feed-lot, Cactus Argentina, improves its performance on a daily basis. The average number of heads of fattening cattle and its operating result have kept on growing without any discontinuance since the opening thereof, which allow us to plan the enlargement of the operation.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

After the Peso devaluation and the increase in the agricultural and livestock business profitability, there is a growing demand for lands, which caused a considerable increase in prices reaching levels in dollars comparable to those prevailing prior to the Argentine crisis. Within this context, we believe that our experience will allow us to identify better opportunities for both purchase and sale of real estate.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Comparative Shareholders’ Equity Structure

	At March 31, 2003 Pesos	At March 31, 2002 Pesos	At March 31, 2001 Pesos	At March 31, 2000 Pesos	At March 31, 1999 Pesos
Current Assets	84,203,612	74,731,418	164,562,876	125,441,953	162,180,632
Non Current Assets	504,240,658	331,209,895	264,749,635	271,887,609	293,078,758

Total Assets	588,444,270	405,941,313	429,312,511	397,329,562	455,259,390

Current Liabilities	31,709,779	56,246,667	38,475,369	12,739,995	29,685,336
Non Current Liabilities	167,538,326	12,457,922	531,997	—	15,668,132

Total Liabilities	199,248,105	68,704,589	39,007,366	12,739,995	45,353,468
Minority interest	254,380	278,238	74,584	6	4,457,526

Shareholders’ Equity	388,941,785	336,958,486	390,230,561	384,589,561	405,448,396

	588,444,270	405,941,313	429,312,511	397,329,562	455,259,390

Comparative Income Structure

	At March 31, 2003 Pesos	At March 31, 2002 Pesos	At March 31, 2001 Pesos	At March 31, 2000 Pesos	At March 31, 1999 Pesos
Operating income (loss)	22,412,501	(836,255)	7,090,547	(7,138,021)	(10,084,286)
Financial and holding results	(17,050,080)	(46,792,459)	1,119,558	6,618,756	7,827,005
Other income and expenses and results from related companies	47,784,789	(428,106)	(518,233)	(273,415)	245,881
Management fees	(4,887,308)	—	(501,082)	—	—

Operating net income (loss)	48,259,902	(48,056,820)	7,190,790	(792,680)	(2,011,400)
Income tax	(4,450,506)	(1,386,034)	(2,922,265)	(189,836)	(69,069)
Minority interest	176,376	255,489	241,210	—	—

Net income (loss)	43,985,772	(49,187,365)	4,509,735	(982,516)	(2,080,469)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Sales volume

	3Q March 31, 2003	Accumulated July 1, 2002 to March 31, 2003	3Q March 31, 2002	Accumulated July 1, 2001 to March 31, 2002	3Q March 31, 2001	Accumulated July 1, 2000 to March 31, 2001	3Q March 31, 2000	Accumulated July 1, 1999 to March 31, 2000	3Q March 31, 1999	Accumulated July 1, 1998 to March 31, 1999
Beef Cattle Sales (in Kgs.)	2,084,327	6,124,110	3,429,495	12,961,021	3,695,465	12,214,597	6,239,553	14,143,145	5,055,056	15,558,310
Butyraceous (in Kgs.)	44,113	157,801	36,763	189,825	52,825	185,891	76,007	312,848	143,914	493,590
Crops (in quintals)*	173,570	884,990	330,730	837,519	212,989	1,215,758	102,897	804,953	69,886	644,746

*	One quintal equals one hundred kilograms

Ratios

	At March 31, 2003 Pesos	At March 31, 2002 Pesos	At March 31, 2001 Pesos	At March 31, 2000 Pesos	At March 31, 1999 Pesos
Liquidity	2.655	1.329	4.277	9.846	5.463
Indebtedness	0.512	0.204	0.100	0.033	0.112
Return on Equity	0.140	(0.124)	0.019	(0.002)	(0.005)

INDEPENDENT ACCOUNTANTS’ REPORT

Free translation from the original prepared in Spanish for the publication in Argentina

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have reviewed of the quarterly balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2003 and 2002, as well as the related Statements of Income, of Changes in Shareholders’ Equity and of Cash Flows for the nine-month periods then ended, together with the corresponding Notes 1 through 14 and Schedules A, B, C, E, F, G and H, Summary of Activity and the additional information to the notes of the financial statements required by Section 68 of the Regulations of the Buenos Aires Stock Exchange. In addition, we have reviewed of the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries for the nine-month periods then ended with Notes 1 to 6 and Schedules A, B, C, E, F, G and H which are submitted as supplementary information. These financial statements are the responsibility of the Companys’ management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	The Company has prepared the financial statements following the valuation criteria established by the Comisión Nacional de Valores, which as explained in Note 2.c differ from certain aspect of prevailing accounting standards in Argentina. The effect on the financial statements arising from the different valuation criteria have not been quantified by the Company and we have not been able, through the performance of other auditing procedures, to estimate the impact on the financial statements of this divergence from professional accounting standards in Argentina.

4.	As detailed in Note 1, as a result of the economic crisis in Argentina, the period under consideration was affected by the series of measures adopted to date by the National Government. The future evolution of the economic crisis may require the Government to modify some measures adopted or issue additional regulations. Consequently, the Company’s financial statements must be read in the light of these circumstances.

5.	Based on the work done and our audit of the financial statements of the Company for the years ended June 30, 2002 and 2001, on which we issued our qualified report dated September 9, 2002, we report that the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2003 and 2002 and the consolidated financial statements at those dates, prepared in accordance with accounting standards of the Autonomous City of Buenos Aires, consider all significant facts and circumstances of which we have become aware and regarding them we have no other observations to make that those mentioned in paragraph 4.

6.	In accordance with current regulations, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are transcribed in the “Inventory and Balance Sheet” Book and are in accordance with the Commercial Companies Law.

b)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria’s financial statements arise from accounting records carried in all formal respects in accordance with legal requirements;

c)	We have read the business overview report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make.

d)	At March 31, 2003, the debt accrued by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria towards the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $57,925.51, (fifty-seven thousand nine hundred and twenty-five pesos and 51/100) wich is not yet due.

Buenos Aires

May 9, 2003

PRICE WATERHOUSE & CO

(Partner)
C.P.C.E.C.A.B.A. To.1 Fo.1 R.A.P.U. Dr.Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A. Buenos Aires T175-F65